United States securities and exchange commission logo





                           September 14, 2022

       Mark Porter
       Chief Executive Officer
       HIGH WIRE NETWORKS, INC.
       980 North Federal Highway
       Suite 304
       Boca Raton, Florida 33432

                                                        Re: HIGH WIRE NETWORKS,
INC.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed April 15,
2022
                                                            Form 10-Q for the
Quarter Ended June 30, 2022
                                                            Filed August 15,
2022
                                                            File Number
000-53461

       Dear Mr. Porter:



              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.



       Form 10-K for the Year Ended December 31, 2021, Filed on April 15, 2022

       Management's Discussion and Analysis
       Results of Operations, page 33

   1. We note from your disclosure on page 27 that you have four operating units and you primarily provide two
types of services. With a view to improved disclosure tell us your consideration of the
segment and subdivision information disclosure guidance provided by
                                                        Item 303(b) of
Regulation S-K.
 Mark Porter
FirstName LastNameMark
HIGH WIRE   NETWORKS,Porter
                          INC.
Comapany 14,
September NameHIGH
              2022    WIRE NETWORKS, INC.
September
Page 2    14, 2022 Page 2
FirstName LastName
Financial Statements
2. Significant Accounting Policies
Revenue Recognition
Performance Obligations, page F-15

2. We note that you recognize construction contract revenues "when the work is complete and the customer has approved the work" rather then when control of the construction work is transferred to your customers. Tell us and disclose, in accordance with ASC 606-
         10-50-19, the significant judgements made in evaluating when your customers obtain control of your construction projects.
3. Please also tell us and provide the disclosures required by ASC 606-10-50-20 regarding transaction price and amounts allocated to performance obligations. Disaggregation of Revenues, page F-16

4. Please provide disaggregated revenue disclosure by service type and by timing of transfer of goods and services consistent with your policies described here and on page 30, as required by ASC 606-10-50-5. Report revenues from external customers for each product and service or each group of similar products and services in accordance with ASC 280-
         10-50-40. Otherwise please advise.
16. Segment Disclosures, page F-41

5. Provide the segment goodwill disclosures required by ASC 350-20-50-1. Form 10-Q for the Quarter Ended June 30, 2022 filed on August 15, 2022

Financial Statements
2. Significant Accounting Policies
Revenue Recognition
Contract Types, page 10

6. We note your acquisition of Secure Voice Corp (SVC), a wholesale telecommunications network provider, on November 4, 2021. Explain for us whether your telecommunications network revenues are material and, if so, update your disclosures to
         clarify the nature of these revenues and their underlying contracts. Clarify how you classify such telecommunication revenues by type and provide appropriate disaggregated revenue disclosure.



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mark Porter
HIGH WIRE NETWORKS, INC.
September 14, 2022
Page 3



        You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert
Littlepage, Accountant Branch Chief, at 202-551-3361 with any questions.



                                                         Sincerely,
FirstName LastNameMark Porter
                                                         Division of
Corporation Finance
Comapany NameHIGH WIRE NETWORKS, INC.
                                                         Office of Technology
September 14, 2022 Page 3
cc:       Dan Sullivan
FirstName LastName